July 14, 2005

Mail Stop 6010

Thomas A. Lacey
Chief Executive Officer
International Displayworks, Inc.
599 Menlo Drive, Suite 200
Rocklin, California 95765

Re:	International Displayworks, Inc.
	Amendment to Form 10-K for fiscal year ended October 31, 2004
      Filed July 1, 2005
	Amendment to Form 10-Q for period ended April 30, 2005
	Filed July 1, 2005
	Amendment to Form 8-K filed June 23, 2005
      File No. 0-27002

Dear Mr. Lacey:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the period ended October 31, 2004

Liquidity and Capital Resources, page 25

1. We refer to prior comment 10. The discussion of operating activities discloses a measure of cash flow "after adding back depreciation and proceeds from warrant exercises." This item appears to be a non-GAAP measure as defined in Item 10(e) to Regulation S-K.
As depreciation expense is an item that is likely to recur every year, you should delete the measure. While we believe you should provide

	a discussion of operating cash flows, we generally believe
that
you can achieve 	the objectives of FR-72 without the use of
prohibited non-GAAP measures.


Item 9A.  Controls and Procedures, page 39

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that... [your] disclosure controls and procedures are effective and sufficient to ensure that
[you] record, process, summarize and report information required to be disclosed in the reports we filed under the Securities Exchange Act of 1934 within the time periods specified by the Securities and
Exchange Commission`s rules and regulations." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, because management is required under Rule 13a-15(b) to provide its conclusion as to the effectiveness, not the sufficiency, of disclosure controls and procedures, please revise to delete the reference to sufficiency of the disclosure controls and procedures.

3. We note the last sentence of the first paragraph that there were no changes in your internal control over financial reporting... that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. However, it appears you have additionally disclosed that there were no "significant" changes in your internal controls or in other factors which could significantly affect your internal controls over financial reporting during the period of your evaluation or subsequent to the date you carried out your evaluation. Please revise to eliminate the disclosure regarding "significant" changes.
Refer to Item 308(c) of Regulation S-K.


Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

4. We refer to prior comment 21. We note that you disclose that sales revenue is recorded net of discounts and rebates except for prompt payment discounts, which are accounted for as an operating expense. Tell us why prompt payment discounts should not be accounted for as a reduction of revenues. Please clarify the basis for the presentation.
Note 9.  Long-Term Debt, page F-20

5. We refer to prior comment 25. Please also disclose the assumptions used in estimating the fair value of non-employee stock-based compensation under the Black-Scholes model.

Form 10-Q/A for the period ended April 30, 2005

Consolidated Statements of Cash Flows, page 6

6. Please revise the schedule of assets and liabilities acquired in the Three-Five transaction to reconcile to the cash purchase price totaling $8 million.

7. As a related matter, please make some disclosure about why you believe the estimated fair values used in recording the preliminary allocation exceed the purchase price and disclose how you have accounted for the excess. Refer to paragraphs 44 and 45 of SFAS 141.
We also see on page 16 that you believe "that the book value of the assets acquired is fairly stated." However, under SFAS 141, the preliminary allocation should reflect your best estimate of fair value. Please revise and advise.

Note 2. Organization, page 10

8. Please revise to present the disclosure required by paragraph
57
(b) of SFAS 141. That is, make footnote disclosure about the primary reasons for the acquisition.

Item 4.  Controls and Procedures, page 21
9. Please revise to address our above comments on your amended
Form
10-K, as appropriate.


Form 8-K/A filed June 23, 2005

Pro Forma Financial Information

10. We see from page 16 to the 10-Q/A-1 as of April 30, 2005 that the purchase allocation is preliminary. Accordingly, you should revise this filing to state that fact. You should also describe the information on which you are waiting and indicate when you expect to complete the allocation.
11. We see the arrangement where it appears that you have acquired inventory at a substantial discount to its carrying value. Tell us how you recorded the acquired inventory in purchase accounting and show us that your method is appropriate under SFAS 141. Please also make clarifying disclosure here and in the Form 10-Q/A-1 as of April
30. 2005.

12. Revise to provide a schedule showing the allocation of the purchase price to the assets and liabilities assumed. Also describe management`s bases for the preliminary allocation. Since the preliminary fair value and book value of the net assets acquired apparently exceeds the purchase price, please also make disclosure about how you accounted for the excess.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Traci Hornfeck at (202) 551-3642 or Gary
Todd,
Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.
Please contact Eduardo Aleman at (202) 551-3646 or me at (202)
551-
3625 with any other questions.


								Sincerely,


								Mary Beth Breslin
								Attorney-Advisor

cc (via facsimile):  David C. Adams, Esq.




??

??

??

??

Thomas A. Lacey
International Displayworks, Inc.
July 14, 2005
Page 1